[Company letterhead]

November 23, 2011

Filed Via Edgar

Mara L. Ransom
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

RE:	Universal Tech Corp.
Form S-1
Filed October 7, 2011
File No. 333-177209

Dear Ms. Ransom

This letter is in response to your letter dated November 4, 2011. Below we have noted the Staff’s comments in bold face type and our responses in regular type. The numbering corresponds to the comment numbers in the Staff’s letter.

General

1.
Your disclosure indicates that you are a development stage company that intends to engage in the sale of art as an investment. We note that you have a no operating history and no revenues since inception. In view of the foregoing, it appears that your proposed business may be commensurate in scope with the uncertainty ordinarily associated with a blank check company. Accordingly,  please revise your disclosure throughout your registration statement to comply with Rule 419 of Regulation C or explain why Rule 419 does not apply.

Subsequent to filing our Registration Statement on Form S-1 with the Commission, and further to our business plan, we have commenced operations and to date have sold paintings in the amount of $24,000. In addition, we have several original paintings currently on loan to interested customers and we believe that we will sell a portion of these paintings. Rule 419 stipulates that a blank check company is a development stage company that has no specific business plan or purpose, or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person. Our company has a specific business plan as outlined in our registration statement and has no plan to engage in a merger or acquisition of another entity. We believe that because we have operations and are executing our business plan, we are not a blank check company. Therefore, we believe that Rule 419 does not apply to us.

Prospectus Cover Page

2.
We note that there is a minimum of 400,000 shares that must be sold. Please ensure that you have clearly stated throughout your prospectus that you are conducting an offering that requires that a minimum number of shares be sold, such as at the top of your prospectus cover page. Here and in your Plan of Distribution, please revise to explain how you will maintain the proceeds from the sale of any shares before you reach your minimum and how you will return the proceeds if you do not reach your minimum. Prospectus Summary, page 3

We are conducting an offering without a minimum number of shares and have revised the prospectus accordingly.

3.	Revise to clarify that the summary highlights “material” rather than “selected”information.

We have made the revision as requested by the Commission

4.
We note your disclosure here and on page 16 that “Universal Tech Corp leverages an innovative direct sales strategy” and that you utilize a three stage direct marketing process to generate sales on page 19. Please revise your discussion to provide greater details of how or why your sales strategy would be considered innovative.

We have removed the claim to be “innovative” and have expanded the discussion of our sales strategy to clarify it.

5.	Please provide copies of the reports or studies that support the qualitative and comparative statements contained in your prospectus. We note the following examples:

●	“The international art market is estimated at $57 billion in annual sales,…” Page 3.

●
“Art accounted for 22% of investments of passion overall, but that share was higher among European high net worth individuals (27%) and highest among Latin American high net worth individuals (28%). Art is also most likely to be seen as a form of financial investment. In fact, 42% of investment advisors in a survey said that they believe their high net worth clients invest in Art primarily for its potential to gain value.” Page 3.

●	“…many upper middle class business people and professionals are seeking investments that are long-term, non-speculative and tangible.” Page 3. And,

●	“With the number of millionaires in the world increasing by 8.3% in 2010,…” Page 3.

These are only examples. We note that on pages 16-19 you have footnoted your reference materials. Nevertheless, please provide us with these reports or studies or tell us if the statement represents management’s belief. Please mark your furnished support or provide page references in your response to the sections you rely upon for each specific statement. To the extent you are unable to provide support, please delete the qualitative and comparative statement. Please revise throughout your prospectus as necessary.

Concurrently with this filing, we are sending via courier hard copies of the studies relied upon in each of the sections noted. Each study is marked by reference to the footnote number and/or page number at which it is cited.

Risk Factors, page 3

Because some of our officers and directors are located in non-U.S. jurisdictions,…Page 12

6.	Please revise your risk factor to indicate the countries in which your officers and directors reside and also an investor's ability:

●	to effect service of process within the United States against any of your non-U.S. resident officers or directors;

●	to enforce in the applicable foreign court U.S. court judgments based on the civil liability provisions of the U.S. federal securities laws against the above foreign persons; and

●	to bring an original action in the applicable foreign court to enforce liabilities based upon the U.S. federal securities laws against the above foreign persons.

We have added disclosure regarding service of process against our non-US resident directors.

Because we have now undertaken some operations in Israel, we have also added disclosure regarding the risk factors involved in doing business in Israel.

Use of Proceeds, page 14

7.
We note your statement that you will have wide discretion in the use of proceeds. While you may reserve the right to change the use of proceeds, such reservation must be due to certain contingencies that are discussed specifically and you must indicate the alternatives to such use. Please revise accordingly. Refer to Instruction 7 of Item 504 of Regulation S-K.

We have clarified that we intend to follow the use of proceeds described in the prospectus, except to the extent that we are short on funds or we must otherwise change our business plan (see page 2 of the prospectus).

Market for Common Equity and Related Stockholder Matters, page 15

8.
Please revise your disclosure to also alert investors that you cannot give any assurance that the shares offered will have a market value, or that they can be resold at the offered price if and when an active secondary market might develop, or that a public market for your securities may not be sustained even if developed.

We have revised the disclosure as requested by the Commission.

Description of Business, page 16

9.
Please revise this section to clarify and better describe the status of your current operations and your proposed business operations. Please discuss the actual operations of your business, focusing on the particular means by which you generate revenues and incur expenses. For example, explain how much art you will need to sell to become profitable. In this regard, also describe your cost structure in enough detail so that investors can evaluate your business plan. As another example, we note that you have no employees. In light of this, please better explain how you are processing customer orders under these circumstances and describe your ability to meet new demand.

We have revised the disclosure to address the issues raised by the Commission.

10.
We note that your officer and directors work from their homes and that their homes are not located in the U.S. Therefore, it appears that you may do business in foreign countries. Please describe which countries you plan to operate in and also describe the governmental regulations or restrictions that will affect your business.

We have revised the disclosure to include a discussion of doing business in Israel.

11.	If applicable, please describe the impact of foreign currency exchange fluctuations on your business

All of our sales are made in US dollars. Therefore, we do not anticipate any impact from foreign currency exchange fluctuations.

Management’s Discussion and Analysis or Plan Operation, page 21

12.
In its current form, your discussion appears relatively brief. Accordingly, please expand your disclosure, as applicable, to fully address Item 303 of Regulation S-K. In this regard, your discussion should address those key variable and other qualitative and quantitative factors which are necessary for an understanding of your operations. For example, please discuss any known trends, events or uncertainties that have had or are reasonably expected to have a material impact on your short-term and long term liquidity, as well as on your net sales or revenue or income from continuing operations. Please also expand your discussion to discuss any seasonal aspects that had a material effect on your financial condition and result of operations. Please see Release No. 33-8350 for additional guidance.

We have revised the disclosure to provide more details regarding our plan of operation.

Plan of Operations, page 21

13.
We note that you have disclosed the events or milestones that you will need to accomplish in order to implement your business plan. In this regard, your disclosure should fully describe each event or milestone, discuss how you will perform or achieve each event or milestone, and quantify the estimated cost to achieve each event or milestone.

We have added to the description of each event or milestone, including the estimated to cost to reach each milestone.

Plan of Distribution, page 25

14.
We note your plans to self-underwrite this offering by selling the stock through your directors. Please identify who will be offering the shares and the basis for reliance upon Rule 3a4-1 of the Exchange Act.

We have identified the two directors who will be offering the shares and have discussed the basis for our reliance on Rule 3a4-1 of the Exchange Act.

Exhibit 5.1

15.	In the third paragraph in clause (i) it refers to shares of the selling stockholders. There does not appear to be any selling stockholders in connection with this offering. Please revise or advise.

Our attorneys have revised their opinion to remove the reference to selling stockholders.

We hereby acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commissions from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank you for your assistance with our compliance with the disclosure requirements.

Very truly yours,
Avinoam Cohen
/s/

President, Chief Executive Officer, Treasurer and Director
Universal Tech Corp.